MUTUAL OF AMERICA INVESTMENT CORPORATION

ARTICLES SUPPLEMENTARY TO THE CHARTER

Mutual of America Investment Corporation, a Maryland corporation and a registered open-end investment company under the Investment Company Act of 1940 (the Corporation), with its principal office c/o The Corporation Trust Incorporated, 2405 York Road, Ste. 201, Lutherville Timonium, Maryland 21093, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The total number of shares of capital stock of all classes that the Corporation has authority to issue is fourteen billion seven hundred fifty million (14,750,000,000) shares of common stock, par value $.01 per share, with an aggregate par value of one hundred forty seven million five hundred thousand dollars ($147,500,000). Effective on the date hereof, the total number of shares of capital stock of all classes that the Corporation has authority to issue is eighteen billion seven hundred fifty million (18,750,000,000) shares of common stock, par value $.01 per share, with an aggregate par value of one hundred eighty seven million five hundred thousand dollars ($187,500,000). This increase in the total number of authorized shares of capital stock has been approved by the Board of Directors under Section 2-105(c) of the Corporations and Associations Articles of the Maryland Code.

SECOND: Pursuant to the authority vested in the Board of Directors of the Corporation by Section 5.1 of the Articles, the Board of Directors has voted to classify 2,000,000,000 of the currently unclassified shares of the above mentioned 18,750,000,000 shares in order to allocate authorized shares to the following nineteen funds as follows:

Fund	Previous Allocation	Allocation Increase	Total Shares Allocated
Small Cap Value Fund	425,000,000	50,000,000	475,000,000
Mid Cap Equity Index Fund	850,000,000	200,000,000	1,050,000,000
International Fund	975,000,000	300,000,000	1,275,000,000
Mid Term Bond Fund	790,000,000	50,000,000	840,000,000
Bond Fund	1,425,000,000	100,000,000	1,525,000,000
Conservative Allocation Fund	165,000,000	50,000,000	215,000,000
Moderate Allocation Fund	320,000,000	50,000,000	370,000,000
Aggressive Allocation Fund	215,000,000	50,000,000	265,000,000
Retirement Income Fund	220,000,000	50,000,000	270,000,000
2025 Retirement Fund	925,000,000	100,000,000	1,025,000,000
2030 Retirement Fund	815,000,000	100,000,000	915,000,000
2035 Retirement Fund	745,000,000	100,000,000	845,000,000
2040 Retirement Fund	585,000,000	100,000,000	685,000,000
2045 Retirement Fund	525,000,000	150,000,000	675,000,000
2050 Retirement Fund	370,000,000	100,000,000	470,000,000
2055 Retirement Fund	200,000,000	150,000,000	350,000,000
2060 Retirement Fund	100,000,000	100,000,000	200,000,000
2065 Retirement Fund	0	100,000,000	100,000,000
Catholic Values Index Fund	0	100,000,000	100,000,000

Allocations for all other classes not shown remain unchanged. The relative preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of each such class are the same as for shares previously allocated to the other classes of shares issued by the Corporation prior to the date hereof.

IN WITNESS WHEREOF, the President of the Corporation has signed these Articles Supplementary in the Corporation’s name and on its behalf and acknowledges that these Articles Supplementary are the act of the Corporation, and states that to the best of his knowledge, information and belief all matters and facts set forth therein relating to the authorization and approval of the Articles Supplementary are true in all material respects and that this statement is made under the penalties of perjury.

Date: March 2, 2020	MUTUAL OF AMERICA
INVESTMENT CORPORATION

Attest:

/s/ Scott H. Rothstein	/s/ James J. Roth
Scott H. Rothstein	James J. Roth
Secretary	Chairman, President and CEO